SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Filing No. 2 for the Month of August, 2002

ADB Systems International Inc.
(Exact name of Registrant)

6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes    ☐    No    ☒

ADB SYSTEMS INTERNATIONAL INC.

All figures in this report are in Canadian dollars. As at June 30, 2002, the exchange rate was CDN $1.5190 to US$ 1.00.

Second Quarter 2002 Financial Results

On August 29, 2002, ADB Systems International Inc. (“ADB” or the “Company”) mailed to all registered shareholders its Second Quarter 2002 Report. The Second Quarter 2002 Report is attached to this Form 6-K as Exhibit 1.

On August 30, 2002, the Company announced its financial results for the second quarter ended June 30, 2002. Full financial tables are attached to this Form 6-K as Exhibit 2.

Consistent with previously announced revised forecasts, ADB reported gross revenue in the second quarter of $1.54 million, an increase of three percent when compared to the $1.49 million achieved in the first quarter of 2002. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

ADB recorded a net loss for the period of $2.47 million or $0.06 per share. Due to a number of unplanned expenses relating to operations, the net loss for the second quarter increased by $199,000 over the previous quarter.

ADB also reported a loss from operations of $2.41 million or $0.06 per share. This compares to an operating loss of $2.27 million or $0.06 per share in the first quarter of 2002. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with Canadian generally accepted accounting principles (GAAP).

As at June 30, 2002, ADB held cash and marketable securities totaling $1.45 million.

In addition to its financial performance, the Company experienced a number of operating achievements in the quarter:

•
ADB signed an agreement with Vesta, a Norway-based insurance company, to provide electronic procurement capabilities that will result in streamlined purchasing activities and reduced procurement costs.

•
ADB entered into a global licensing agreement with NCR that enables both companies to access specific technology patents relating to on-line capabilities, and to use these technologies for increased sales opportunities.

•	ADB received a private equity placement with gross proceeds of $1.1 million from Stonestreet LP in April, 2002.

Additional Funding

On August 30, 2002, the Company announced that it has obtained $3 million (CDN) in new funding through a series of financial agreements with The Brick Warehouse Corporation, Canada’s largest volume retailer of home furnishings, mattresses, appliances, and home electronics, Stonestreet LP, a Toronto-based investment management firm, and a group of private investors.

ADB and The Brick have entered into a long-term agreement for the on-line retailing of home furnishings, mattresses, home electronics and assorted products. This agreement will combine the synergies of ADB’s www.bid.com auction functionality, The Brick’s current web presence at www.thebrick.com, and The Brick’s fulfillment logistics.

ADB Systems will receive a secured loan totaling $2 million from The Brick. Proceeds from the loan will be used to sustain the Company’s day-to-day activities and long-term operations. The loan is repayable by ADB on or before June 30, 2003 in cash or, at ADB’s option, by way of transfer of ADB’s interests in the on-line retail venture to The Brick.

As part of a related agreement, ADB has entered into a private placement agreement of convertible debt with Stonestreet LP and a group of private investors that will result in an infusion of approximately $1 million into the Company.

Subject to shareholder approval, this debt will be convertible into units priced at $0.12 per unit. Each unit will entitle the holder to one common share and one-half warrant. Each warrant will be convertible into a common share at an exercise price of $0.14.

To assist in closing the funding, insiders of the Company, Jeff Lymburner, Paul Godin, and Aidan Rowsome, will take up approximately 12 percent of the private placement.

Shareholders of ADB Systems will be asked to approve key aspects of the transaction at a special meeting scheduled in Toronto for later this year. ADB’s Board of Directors has already approved the transactions.

These transactions are also subject to regulatory, exchange and, in part, court approvals.

The convertible debt was sold in a private placement which was not registered under the United States Securities Act of 1933 as amended, and neither the debt nor the underlying shares or warrants may be resold in the United States of America or, for a period of four months, in Canada unless registered or an exemption from registration is available.

This report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jusrisdiction.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s ability to raise additional funding, obtain regulatory exchange, shareholder and court approvals for the transactions described herein, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB’s products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB’s plans will be achieved.

The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).

Exhibits

Exhibit 1 — Second Quarter 2002 Report

Exhibit 2 — Second Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL INC.

Date: August 30, 2002	By:	/S/ JOHN MACKIE
		Name:	John Mackie
		Title:	Vice-President, General Counsel and Corporate Secretary